March 3, 2023

Via EDGAR

U.S. Securities and Exchange Commission Division of Corporate Finance 100 F Street, N.E., Mail Stop 7010 Washington, D.C. 20549 Attention: Mr. Nicholas Nalbantian
Re:
ENGlobal Corporation

Registration Statement on Form S-3

File No. 333-269721

Dear Mr. Nalbantian:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, ENGlobal Corporation (the “Company”), the registrant under the registration statement on Form S-3, File No. 333-269721 (the “Registration Statement”), respectfully requests that the Registration Statement be declared effective at 4:00 p.m., Washington, D.C. time, on March 8, 2023, or as soon as practicable thereafter.

Very truly yours,

/s/ Darren Spriggs

Darren Spriggs
Chief Financial Officer